EXHIBIT 1

[H&A Letterhead]

June 22, 2005

CONFIDENTIAL

Mr. James P. Kelley, II
President and CEO
Discovery Bancorp
338 Via Vera Cruz
San Marcos, California 92078

Dear Mr. Kelley:

     This letter confirms an agreement under which Hoefer & Arnett, Inc. (“Hoefer & Arnett”) shall serve as the exclusive financial advisor and placement agent for Discovery Bancorp (the “Company”) and shall assist the Company in formulating the Company’s ongoing strategic plan to include the Company’s potential sale of common equity securities in an offering, public or otherwise (the “Offering”), pursuant to the following terms and conditions:

     1. Financial Advisory Services. Hoefer & Arnett shall provide the following financial advisory services to the Company: (a) sell on a best efforts basis the common equity securities offered by the Company in an Offering; (b) advise the Company in the structuring of an Offering and assist in the preparation of the offering documents and related materials; (c) prepare, in concert with the Company and the Company’s counsel, a presentation or presentations and associated marketing materials related to such Offering mutually acceptable to the Company, the Company’s counsel and Hoefer & Arnett; (d) assist in local marketing efforts to specifically include group or individual investor presentations, as the case may be; and (e) such other services as shall be reasonably requested by the Company and agreed to by Hoefer & Arnett. The proposed terms as set forth in this letter agreement are based on information about the Company currently available to Hoefer & Arnett.

     2. The Offering. It is presently contemplated to offer common equity shares with a value up to approximately Twelve Million Dollars ($12,000,000.00). The Offering shares will be sold on both a local and regional basis, with the intent to focus predominately on southern California investors and then high net worth California investors. The Offering shares will be distributed such that allocation to a single investor shall not exceed Five Hundred Thousand Dollars ($500,000.00) in the Offering without the prior consent of the Company, and the Company will have the discretion to accept or reject, in whole or in part, any subscription. To enhance the retail distribution, Hoefer & Arnett will invite participation of other securities firms in a selling group. The Offering price per share will be determined jointly by the Company and Hoefer & Arnett. The Offering date is anticipated to be in the third quarter of 2005.

Mr. James P. Kelley, II
Discovery Bank

     3. Information To Be Provided by the Company To Hoefer & Arnett. The Company agrees that it will make available to Hoefer & Arnett all relevant information, whether or not publicly available, which Hoefer & Arnett requests, and will make the Company’s management and personnel reasonably available to Hoefer & Arnett to discuss the operations and prospects of the Company. The Company acknowledges that Hoefer & Arnett will rely upon the accuracy and completeness of all information received from the Company, its officers, directors, accountants and legal counsel. Hoefer & Arnett agrees to keep confidential such information provided by and relating to the Company.

     Hoefer & Arnett shall use this confidential information solely for the purpose of rendering services to the Company pursuant to this letter agreement and shall not disclose any such confidential information to any party (other than certain officers, employees and agents of Hoefer & Arnett providing services pursuant to this engagement letter) except with the prior written consent of the Company; provided, however, that the foregoing restriction shall not apply to any information that is publicly available when provided or thereafter becomes publicly available other than through disclosure by Hoefer & Arnett (unless such disclosure has been authorized) or that is required to be disclosed by Hoefer & Arnett by judicial or administrative process in connection with any action, suit, proceeding or investigation. Information shall be deemed “publicly available” if it becomes a matter of public knowledge or is contained in materials available to the public or is obtained by Hoefer & Arnett from any source other than the Company or its representatives, provided that such source was not, to the actual knowledge of Hoefer & Arnett, subject to a confidentiality agreement with the Company. It is understood that the confidentiality provisions of this paragraph shall survive any termination of the authorization provided by this letter agreement.

     4. Fees. In the event that an Offering (as previously herein defined) is consummated, the Company agrees to pay Hoefer & Arnett, as compensation for all services to be performed by Hoefer & Arnett hereunder, a fee (the “Placement Fee”) equal to:

     (i) Five percent (5%) of the first $6 million in subscriptions attributable to the efforts of Hoefer & Arnett, regardless of whether the Company accepts such subscriptions; and

     (ii) Five percent (5%) of subscriptions attributable to the efforts of Hoefer & Arnett that are accepted by the Company in excess of those submitted under subparagraph (i), above.

The Placement Fee shall become due and payable (A) one week after the acceptance or rejection of a subscription by the Company with respect to subparagraph (i), above, and (B) one week after the acceptance of each subscription by the Company with respect to subparagraph (ii), above.

Notwithstanding anything to the contrary herein, no compensation or payment made by the Company to Hoefer & Arnett pursuant to this agreement shall reduce the $25,000 payment that the Company shall pay to Hoefer & Arnett related to the fairness opinion issued by Hoefer & Arnett in connection with the acquisition of Celtic Capital Corporation.

Mr. James P. Kelley, II
Discovery Bank

     5. Expenses. In addition to any fees that may be payable to Hoefer & Arnett hereunder, the Company hereby agrees, from time to time and upon Hoefer & Arnett’s written request, to reimburse Hoefer & Arnett for all reasonable travel, legal and other out-of-pocket expenses incurred in performing the services hereunder; provided, however, that such expenses will not exceed Twenty Thousand Dollars ($20,000.00) without the prior consent of the Company. Such expenses shall be reimbursed to Hoefer & Arnett within thirty (30) days of the Company’s receipt of a written request therefor.

     6. Indemnification and Contribution.

          In connection with our engagement described herein, the Company agrees to indemnify and hold harmless Hoefer & Arnett and each of its directors, officers, agents, employees and controlling persons (within the meaning of the Securities Act of 1933, as amended) from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) (collectively hereinafter the “Liabilities”) related to or arising out of this engagement, and will reimburse Hoefer & Arnett and each other person indemnified hereunder for all reasonable legal and other expenses as incurred in connection with defending any such Liabilities, whether or not Hoefer & Arnett or any of its directors, officers, agents, employees or controlling persons is a named party thereto; provided, however, that the Company will not be liable in any such case (except cases arising out of the use of information provided by the Company with knowledge of its falsity) for Liabilities that a court of competent jurisdiction shall have found in a final judgment to have arisen from the gross negligence, willful misconduct or bad faith of Hoefer & Arnett or the party claiming a right to indemnification.

     Hoefer & Arnett agrees to indemnify and hold harmless the Company and each of its directors, officers, agents, employees and controlling persons (within the meaning of the Securities Act of 1933, as amended) from and against any and all Liabilities related to or arising out of: (i) any untrue or alleged untrue statement of a material fact contained in the final registration statement or amendments thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in reliance upon and in conformity with information furnished to the Company by Hoefer & Arnett herein or otherwise in writing, expressly for use in the registration statement or any amendment thereto; (ii) any failure of Hoefer & Arnett or its agents, employees or affiliates to comply with any of the applicable provisions of the securities laws applicable to it in connection with the Offering; or (iii) any representations made by Hoefer & Arnett or its agents, employees or affiliates in violation of any applicable state or federal securities law.

     In case any proceeding shall be instituted involving any person in respect of whom indemnity may be sought, such person (the “Indemnified Party”) shall promptly notify the party from whom indemnification is sought (the “Indemnifying Party”) and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay, as they are incurred, the fees and expenses of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel at its own expense, except that the Indemnifying Party shall pay as

Mr. James P. Kelley, II
Discovery Bank

incurred the reasonable fees and expenses of counsel retained by the Indemnified Party in the event that (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate, in the reasonable opinion of the Indemnified Party, due to actual or potential differing interests between them.

     The Indemnifying Party shall not be liable for any settlement of any action or proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Parties to the extent set forth herein.

     In addition, the Indemnifying Party will not, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Company or Hoefer & Arnett, as the case may be, or any Indemnified Party is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of the Company or Hoefer & Arnett, as the case may be, and each other Indemnified Party hereunder from all liability arising out of such claim, action, suit or proceeding.

     In the event that a party is not entitled to indemnification hereunder because a court of competent jurisdiction has found the relevant Liability has arisen from the gross negligence, willful misconduct or bad faith of Hoefer & Arnett or such party, then Hoefer & Arnett or such party shall reimburse to the Company all sums previously advanced hereunder.

     In the event a claim for indemnification under this letter agreement is determined to be unenforceable by a final judgment of a court of competent jurisdiction, then the Indemnifying Party shall contribute to the aggregate losses, claims, damages or liabilities to which the Indemnified Party or its officers, directors, agents, employees or controlling persons may be subject in such amount as is appropriate to reflect the relative benefits received by each of the Company or Hoefer & Arnett, as the case may be, and the parties seeking contribution on the one hand, and the relative faults of the Company or Hoefer & Arnett, as the case may be, and the party seeking contribution on the other, as well as any other relevant equitable considerations.

     Any modification of the indemnification provided herein shall survive termination of our engagement and shall be binding upon any successors or assigns of the Company or Hoefer & Arnett, as the case may be.

     7. Termination. The termination of this letter agreement shall not relieve the Company of its obligation to reimburse Hoefer & Arnett for its expenses as set forth in Section 5 or any amounts the Company is or becomes obligated to pay pursuant to the indemnification and contribution provisions under Section 6. In the event Hoefer & Arnett must file a lawsuit to collect any outstanding fees, out-of-pocket expenses or other expenses due from the Company to

Mr. James P. Kelley, II
Discovery Bank

Hoefer & Arnett hereunder, the Company agrees to pay all reasonable costs and attorneys’ fees for such action.

     8. Exclusive Agreement. The Company represents that it has not incurred any liability, direct or indirect, for finders’ or similar fees on behalf of or payable by the Company or Hoefer & Arnett in connection with this or any other transaction involving the Company and Hoefer & Arnett. The Company agrees to indemnify Hoefer & Arnett from and against any damage or loss arising out of any such liability.

     9. Advertisement. The Company agrees that Hoefer & Arnett may, at its own expense and with the prior approval of the Company or its representatives, publish an advertisement announcing any transaction related to the Company for which Hoefer & Arnett is engaged. The Company agrees that approval of such advertisement shall not be unreasonably withheld.

     10. Governing Law. The laws of the State of California shall govern the validity, performance and enforcement of this letter agreement.

     If the foregoing correctly sets forth our mutual understanding and agreement, please indicate the Company’s acceptance hereof by signing and returning the original copy of this letter agreement to the undersigned.

Sincerely,

HOEFER & ARNETT, INC.

By:	/s/ Thomas R. Mecredy Thomas R. Mecredy
Managing Director

Accepted and agreed to this 22nd day of June, 2005:

DISCOVERY BANCORP

By:	/s/ James P. Kelley, II James P. Kelley, II President and CEO